                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              EXCO Resources, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  269279 10 5
                      ---------------------------------
                                 (CUSIP Number)

                               William L. Boeing
                            Haynes and Boone, L.L.P.
                          901 Main Street, Suite 3100
                              Dallas, Texas  75202
                                 (214) 651-5553
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               December 31, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 269279-10-5                                         Page 2 of 5 Pages


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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      T.W. Eubank
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

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 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                               7     SOLE VOTING POWER

          NUMBER OF
                                     T.W. Eubank - 100,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     T.W. Eubank - 100,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      T.W. Eubank - 100,000
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      T.W. Eubank - 10.0% (voting, dispositive)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      T.W. Eubank - IN
--------------------------------------------------------------------------------

Item 1.          Security and Issuer.

         (a)     Title of Class of
                 Equity Securities:          Common Stock

         (b)     Name of Issuer:             EXCO Resources, Inc.

         (c)     Address of Issuer's
                 Principal Executive Offices:

                                             5735 Pineland Drive
                                             Suite 235
                                             Dallas, Texas 75231


Item 2.          Identity and Background.

         (a)     Name:                       T. W. Eubank

         (b)     Residence or
                 Business Address:           850 Orchid Hill Lane
                                             Copper Canyon, Texas 76226

         (c)     Principal Business:         Present principal occupation or
                                             employment and the name, principal
                                             business address of any
                                             corporation in which such
                                             employment is conducted: President
                                             and Treasurer, EXCO Resources,
                                             Inc., 5735 Pineland Drive, Suite
                                             235, Dallas, Texas 75231.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States.


Item 3.          Source and Amount of Funds or Other Consideration.

                 Mr. Eubank purchased 100,000 shares of Common Stock of EXCO Resources, Inc. for an aggregate purchase price of $300,000 using his own personal funds.

Item 4.          Purpose of the Transaction.

                 Mr. Eubank purchased 100,000 shares of Common Stock of EXCO Resources, Inc. for investment purposes only.

Item 5.          Interest in Securities of the Issuer.

(a) and (b):     See Items 7 through 11 on the cover page of this Schedule 13D.

(c) Transactions effected during the past sixty days or since the most recent filing on Schedule 13D: None.

(d) Rights of others known by the undersigned to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities: None.

(e)              Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 On December 31, 1997, Mr. Eubank signed an Investment Representation Letter with regard to the purchase of 100,000 shares of Common Stock of EXCO Resources, Inc. Mr. Eubank has entered no other agreements with respect to the securities of EXCO Resources, Inc.


Item 7.          Material to be Filed as Exhibits.

                 Investment Representation Letter dated December 31, 1997 from
                 T. W. Eubank to EXCO Resources, Inc.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1997.


                                         /s/ T. W. Eubank
                                        ---------------------------------
                                        T. W. EUBANK
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                               INDEX TO EXHIBITS

EXHIBIT
  NO.              DESCRIPTION
-------            -----------

   A           Investment Representation Letter dated December 31, 1997 from
               T.W. Eubank to EXCO Resources, Inc.